Exhibit (a)(12)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, SS.		SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

Louisiana Municipal Police Employees’ Retirement System, on behalf of itself and all others similarly situated,	) ) )
)
Plaintiff,	)	C.A. No. 10-3327
v.	)
)

HENRI A. TERMEER, DOUGLAS A.
BERTHIAUME, ROBERT J. BERTOLINI, GAIL
K. BOUDREAUX, STEVE BURAKOFF,
ROBERT J. CARPENTER, CHARLES L.
COONEY, VICTOR J. DZAU, ERIC ENDE,
DENNIS M. FENTON, SENATOR CONNIE
MACK III, RICHARD F. SYRON, RALPH V.
WHITWORTH, AND GENZYME
CORPORATION,

) ) ) ) ) ) ) ) )

Defendants.

CLASS ACTION COMPLAINT

Plaintiff Louisiana Municipal Police Employees’ Retirement System (“LAMPERS” or “Plaintiff”), on behalf of itself and all other similarly situated public shareholders of Genzyme Corporation (hereinafter “Genzyme” or the “Company”) brings the following Class Action complaint (“Complaint”) against the Company and the individual members of the board of directors of Genzyme (the “Directors,” “Director Defendants” or the “Board”, and together with Genzyme, the “Defendants”). The allegations of the Complaint are based on the personal knowledge of Plaintiff as to itself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters:

SUMMARY OF ACTION

1.             This action arises from Defendants’ steadfast refusal to even engage in negotiations with Sanofi-Aventis SA (“Sanofi”) about a possible Sanofi acquisition of Genzyme.

The Defendants’ actions are unreasonable and constitute a breach of their fiduciary duties under Massachusetts law.

2.             Genzyme specializes in making complex therapies for rare illnesses that are difficult for generic drugmakers to copy.

3.             The Company has grown dramatically since it was founded in 1981, with now more than 12,000 employees and 85 locations in over 40 countries and products available in nearly 100 countries. Concomitantly with this growth, the Company’s stock price has risen as well, hitting a high of $83.25 a share in August of 2008.

4.             However, the Company began to experience significant manufacturing problems and product contamination, resulting in the temporary closure of at least one Genzyme plant in June 2009 and the subsequent imposition of a $175 million fine by the Food and Drug Administration (“FDA”), along with the threat of hundreds of millions of dollars of additional fines if the manufacturing and product quality issues were not promptly resolved. As a result, the Company’s sales have dropped precipitously, along with its stock price. Indeed, Genzyme’s stock fell to $47.16 in June of this year, 43% off its 2008 high.

5.             Genzyme shareholders were finally presented with an opportunity to capitalize (or for some, stem their losses) on their Genzyme investment when Sanofi approached the Genzyme Board in July about possibly acquiring the Company. In early July of this year, Sanofi, France’s largest pharmaceutical company, privately proposed to the Genzyme Board an acquisition of the Company at between $67 and $70 a share, and rumors of this proposal began to be reported on July 23, 2010. Rather than an engaging in any negotiations or further discussions, the Genzyme Board simply rebuffed Sanofi, stating that the Company was not for sale.

6.             Further attempts by Sanofi to engage the Defendants proved fruitless. Sanofi publicly disclosed its all-cash $69 a share offer on August 29, 2010, but that was also rejected by Genzyme, without any counterproposal or offer to negotiate.

7.             Since the market first learned of Sanofi’s interest in Genzyme on July 23, 2010, no other bidders for the Company have emerged. Additionally, while Genzyme’s stock price initially rose in response to news about the Sanofi offer (going to $71.50 on August 3, 2010), as Genzyme’s rejections and refusals to negotiate were disclosed, Genzyme’s stock has been dropping, falling to around $66 a share. According to analysts, if Genzyme succeeds in driving Sanofi away, Genzyme’s stock will likely fall to around $50 a share.

8.             Defendants’ “just say no” campaign is unreasonable. Sanofi has stated that it is open to even higher bids if Genzyme will at least enter into negotiations – but Defendants have refused all Sanofi attempts to engage in discussions about a proposed deal. Moreover, it is unlikely that Sanofi will commence an attempt at a hostile takeover, as that would prevent Sanofi from engaging in any due diligence of Genzyme. As analysts have noted, Sanofi would not pursue such a “blind” approach, given the manufacturing problems plaguing Genzyme. Indeed, in a recent filing with the FDA, Genzyme estimated that it may take up to four years to resolve those problems (despite a previous estimate of only 2-3 years).

9.             In short, there is no reason for Defendants to refuse to even engage in negotiations with Sanofi. There is much to gain by negotiating – a potentially lucrative buyout, but even more to lose by refusing to do – driving Sanofi away and having Genzyme’s stock price plunge precipitously.

10.           In order to improperly entrench themselves, Defendants have refused all of Sanofi’s advances, refused to allow Sanofi to conduct necessary due diligence, and refused to even enter into negotiations with Sanofi. Under these circumstances, Defendants have breached their fiduciary duties and unreasonably deprived Genzyme’s shareholders of the opportunity to consider and vote on Sanofi’s offer. Defendants’ entrenchment is purely for the benefit of the Director Defendants (who would lose their positions at Genzyme if Sanofi’s offer were to succeed) and deprives shareholders of a valuable opportunity to maximize their value of their shares.

JURISDICTION AND VENUE

11.           This Court has jurisdiction over the subject matter of this action pursuant to M.G.L. c. 212, §3 because this action is civil in nature, for money damages, and there is no reasonable likelihood that the recovery by Plaintiff will result in less than $25,000.

12.           Venue is proper in this Court pursuant to M.G.L. c. 212, § 14 because this action is connected with the business of Genzyme and Genzyme has a principal place of business in Cambridge, Middlesex County, Massachusetts.

THE PARTIES

13.           Plaintiff LAMPERS is a retirement system created for the purpose of providing retirement allowances and other benefits for full-time municipal police officers and employees in the state of Louisiana, secretaries to chiefs of police and employees of this retirement system. LAMPERS is a stockholder of Genzyme, has been a stockholder of Genzyme throughout the class period alleged in this Complaint and will continue to be a stockholder of Genzyme through the conclusion of this litigation.

14.           Defendant Genzyme is a biotechnology company, headquartered and incorporated in Massachusetts, that is focused on rare inherited disorders, kidney disease, orthopedics, cancer, transplant and immune disease, and diagnostic testing.

15.           Defendant Henri A. Termeer (“Termeer”) has been President of Genzyme since 1983, the Company’s CEO since 1985 and the Chairman since 1988. Termeer is a member of the Risk Oversight Committee and the Strategic Planning and Capital Allocation Committee. Termeer owns approximately 1.5% of Genzyme Stock. Termeer’s overall cash compensation for 2009 was $3,779,960.

16.           Defendant Douglas A. Berthiaume (“Berthiaume”) is a Genzyme Director and has been since 1988. Berthiaume is a member of the Compensation Committee and the Nominating/Governance Committee. Berthiaume owns 160,303 of Genzyme stock and was compensated a total of $444,942 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.

17.           Defendant Robert J. Bertolini (“Bertolini”) is a Genzyme Director and has been since 2009. Bertolini is the Chair of the Audit Committee and a member of the Risk Management and Strategic Planning and Capital Allocation Committees. Bertolini was compensated a total of $264,835 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.

18.           Defendant Gail K. Boudreaux (“Boudreaux”) is a Genzyme Director and has been since 2004. Boudreaux is the Chair of the Risk Oversight Committee and a member of the Audit Committee. Boudreaux owns 70,000 shares of Genzyme stock and was compensated a total of $417,442 in fees, stock awards and option awards for the year ending December 31, 2009 for her services as a Director.

19.           Defendant Steven J. Burakoff (“Burakoff’) is a Genzyme Director and has been since June 2010. Burakoff is a member of the Compensation Committee and the Risk Oversight Committee. As a Director, Burakoff will receive as compensation: an annual retainer of

$40,000, paid quarterly; $2,500 for each Board meeting attended; $1,500 for each committee meeting he attends; and for each year, or partial year that he serves, equity awards in the form of stock options to purchase 7,125 shares of stock and restricted stock units (“RSU”) for 2,375 shares of stock, each of which will vest at the 2011 annual meeting.

20.           Defendant Robert J. Carpenter (“Carpenter”) is a Genzyme Director and has been since 1994. Carpenter serves as Genzyme’s independent lead director and is a member of the Compensation and Strategic Planning and Capital Allocation Committees. Carpenter owns 113,330 shares of Genzyme stock and was compensated a total of $415,942 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.

21.           Defendant Charles L. Cooney (“Cooney”) is a Genzyme Director and has been since 1983. Cooeny is the Chair of the Compensation Committee and a member of the Nominating/Governance Committee. Cooney owns 66,891 shares of Genzyme stock and was compensated a total of $424,442 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.

22.           Defendant Victor J. Dzau (“Dzau”) is a Genzyme Director and has been since 2000. Dzau is a member of the Compensation and Risk Oversight Committees. Dzau owns 75,137 shares of Genzyme stock and was compensated a total of $412,942 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.

23.           Defendant Eric J. Ende (“Ende”) is a Genzyme Director and has been since June 2010. Ende is a member of the Audit Committee and the Risk Oversight Committee. As a Director, Ende will receive as compensation: an annual retainer of $40,000, paid quarterly; $2,500 for each Board meeting attended; $1,500 for each committee meeting he attends; and for each year, or partial year that he serves, equity awards in the form of stock options to purchase

7,125 shares of stock and RSUs for 2,375 shares of stock, each of which will vest at the 2011 annual meeting.

24.           Defendant Dennis M. Fenton (“Fenton”) is a Genzyme Director and has been since June 2010. Fenton is a member of the Audit Committee and the Risk Oversight Committee. As a Director, Fenton will receive as compensation: an annual retainer of $40,000, paid quarterly; $2,500 for each Board meeting attended; $1,500 for each committee meeting he attends; and for each year, or partial year that he serves, equity awards in the form of stock options to purchase 7,125 shares of stock and RSUs for 2,375 shares of stock, each of which will vest at the 2011 annual meeting.

25.           Defendant Connie Mack III (“Mack”) is a Genzyme Director and has been since 2001. Mack is the Chair of the Nominating/Governance Committee and a member of the Audit Committee. Mack owns 78,687 shares of Genzyme stock and was compensated a total of $421,942 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.

26.           Defendant Richard F. Syron (“Syron”) is a Genzyme Director and has been since 2006. Syron is a member of the Audit and Nominating/Governance Committees. Syron owns 55,011 shares of Genzyme stock and was compensated a total of $417,442 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.

27.           Defendant Ralph V. Whitworth (“Whitworth”) is a Genzyme Director and has been since April 2010 and owns 10,622,708 shares of Genzyme stock (4% of the Company’s outstanding shares). Whitworth is the Chair of the Strategic Planning and Capital Allocation Committee of the Board. Whitworth receives: 1) an annual retainer of $40,000, paid quarterly; (2) a cash payment of $2,500 for each Board meeting and $1,500 for each committee meeting attended; (3) an annual retainer for serving as a committee chair to be set somewhere between $10,000 and $20,000; and (4) an annual grant of stock options to purchase 7,125 shares of Genzyme’s common stock and RSUs for 2,375 shares of Genzyme’s common stock, which are granted on the date of the annual shareholders meeting and vest on the date of the next annual shareholders meeting. Whitworth will receive a pro-rated annual retainer for 2010 and, under Genzyme’s 2007 Director Equity Incentive Plan, has been granted stock options to purchase 7,125 shares of Genzyme’s common stock and RSUs for 2,375 shares of Genzyme’s common stock effective April 14, 2010, which will vest at the 2010 annual meeting of shareholders.

28.           Defendants Termeer, Berthiaume, Bertolini, Boudreaux, Burakoff, Carpenter, Cooney, Dzau, Ende, Fenton, Mack, Syron, and Whitworth collectively constitute the entirety of the Company’s Board. These individuals are hereinafter referred to collectively as the “Directors” or the “Director Defendants.”

29.           By virtue of their positions as Directors and/or officers of Genzyme and/or their exercise of control and ownership over the business and corporate affairs of the Company, the Director Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause the Company to engage in the practices complained of herein.

30.           Each Director Defendant herein is sued individually and as an aider and abettor and in his/her capacity as a Director of Genzyme. The liability of each of the Defendants arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

THE DIRECTOR DEFENDANTS’ FIDUCIARY DUTIES

31.           Pursuant to the M.G.L. 156D §8.30, a director is required to discharge his duties as a director: 1) in good faith; 2) with the care that a person in a like position would reasonably believe appropriate under similar circumstances; and 3) in a manner the director reasonably believes to be in the best interests of the corporation.

32.           Each Director Defendant owed and owes the Genzyme shareholders fiduciary obligations of due care, good faith, and loyalty and were and are required to: (1) use their ability to control and manage Genzyme in a fair, just, and equitable manner; (2) act in furtherance of the best interests of the Genzyme shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control to the extent consistent with governing statutes; (4) govern Genzyme in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not favor their own interests at the expense of the Company’s public shareholders.

33.           The Director Defendants, separately and together, as they continue to refuse to negotiate with Sanofi, are knowingly or recklessly violating their fiduciary duties of good faith and care owed to the Class.

FACTUAL BACKGROUND

A.            Genzyme Experiences Several Manufacturing Crises and Other Woes

34.           Founded in 1981, Genzyme has grown from a small start-up to a diversified enterprise with more than 12,000 employees. A leading biotech company with products and services focusing on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune disease, and diagnostic testing, Genzyme has a substantial development program focusing on various areas of unmet medical need.

35.           Today Genzyme has more than 85 locations in over 40 countries, including 17 manufacturing facilities, and the Company’s products are available in nearly 100 countries.

36.           In the fall of 2008, the Company’s stock hit its peak at $83.25 a share. In the following months, the Company began to experience one manufacturing disaster after another – causing disruption in its production of key Genzyme drugs, a resulting decrease in the Company’s total sales, and a plunge in the Company’s stock price. Despite the Defendants’ attempts to fix the Company’s manufacturing problems and resume full shipment of the effected drugs, the Company’s stock price has not reached its 2008 peak.

37.           The problems began in June 2009, when Genzyme’s Allston, Massachusetts plant was forced to shut down completely after a virus was discovered in one of the bioreactors. Genzyme’s forced shut down has caused massive production shortages of its two best selling drugs, Cerezyme and Fabrazyme. Each drug, which can cost $250,000 or more a year, is prescribed to treat rare diseases in patients who lack enzymes needed for critical bodily functions. Last year Cerezyme, a treatment for Gaucher (a genetic condition that causes lipids, a fatty substance, to accumulate in cells and certain organs), generated almost $795 million in sales. Fabrazyme, designed to treat Fabry disease (a condition that causes glycolipids to accumulate within the blood vessels, other tissues and organs) had just under $430 million in 2009.

38.           As a result of the contamination and subsequent forced shut down, supplies of Cerezyme and Fabrazyme are heavily depleted and remain insufficient to meet patient demand still today, more than a year later. The manufacturing problems have caused the Company to “ration” the drug treatments, forcing patients to adopt a treatment plan using only half the normal dose, and in some cases only 20-30 percent of the normal dose.

39.           The drug shortages have resulted in hundreds of millions of dollars in lost sales, prompting Genzyme to forecast a drop in its annual revenue, estimating 2010 annual revenue to be $4.4 billion, down from $4.5 billion in 2009.

40.           As a result of the June 2009 contamination of the Allston plant, the FDA hit Genzyme with a whopping $175 million fine, stating that the Company had violated stringent manufacturing rules and compromised patients’ safety. The Company was forced to sign a consent decree to correct the manufacturing and product quality violations.

41.           Pursuant to the consent decree, Genzyme will now have to retain a third party consultant, Quantic, to both assist it in submitting a remediation plan to the FDA and to oversee the implementation of the plan itself. The decree contemplates a remediation plan that will take two to three years to complete, with milestones staggered throughout this period. For each milestone Genzyme misses, the FDA can require Genzyme to pay $15,000 per day per affected drug until the remediation milestone has been satisfied. Genzyme has until the end of the year to submit its manufacturing remediation plan to the FDA.

42.           The decree also requires the Company to transfer its operations for filling drug vials from Allston to other facilities. Indeed, some of the Allston operations have been moved out of the United States to the Company’s facility in Waterford, Ireland, and the Company executed a separate agreement with Hospira Worldwide Inc. for that company to provide bottle filling and finishing services for certain Genzyme medicines. If Genzyme fails to meet FDA deadlines for moving these and other services to other facilities, the Company may face an additional $130 million in fines.

43.           The Company has already had to extend the remediation timeline envisioned in the FDA consent decree. While the initial timeline for complete remediation agreed to by the

FDA and Genzyme was two to three years, the Company now states that the manufacturing issues will take three to four years to correct.

44.           Manufacturing and product quality issues are not confined to Genzyme’s Allston plant. In July, 2010, Genzyme was forced to discard large amounts of Cerezyme and Fabrazyme because of a disrupted water supply at a Boston factory. This caused the Company to take a $21.9 million write-off in its second quarter 2010 results.

45.           Additionally, on August 9, 2010, Genzyme announced that it was experiencing more manufacturing problems. The Company stated in a regulatory filing that it was taking another second quarter write-off, this one for $6.5 million, for medicines that had failed to meet quality standards, resulting in a loss for the period. On August 10, 2010, the Company identified the same drugs that were at issue in the June 2009 Allston plant shut-down – Cerezyme and Fabrazyme – along with additional drugs – thyroid medicine Thyrogen and its Cholestagel cholesterol fighter.

46.           In a further setback for Genzyme, patients, frustrated with drug shortages, have begun to challenge Genzyme’s exclusive licenses to certain drugs. According to Bloomberg, a group of patients with Fabry disease have asked the Department of Health and Human Services (“HHS”) to break Genzyme’s exclusive license to the patent for Fabrazyme. The petition was submitted on August 2, 2010 and asks that the Fabrazyme patents be opened up so that “responsible entities” can use the technology to make and sell the drug, which has been rationed since the June 2009 Allston plant contamination. See Bloomberg, Medicines, Fresenius, Genzyme, Boeing, Google, Puma: Intellectual Property, August 5, 2010. The patient group’s representative, C. Allen Black Jr., has said, “[i]f we are able to interest manufacturers, we can end or lessen the shortage,” and in the event that the Company runs into trouble again “there is still a drug source for patients.” See id.

B.            Sanofi’s Initial Offer And Defendants’ Failure To Negotiate

47.           Sanofi is France’s largest drugmaker and fourth biggest company by market value. It is based in Paris, France. A leading global pharmaceutical company, Sanofi operates in over 100 countries to advance healthcare around the world.

48.           On July 23, 2010, The New York Times published an article titled “Sanofi Said to Have Offered to Make a Bid for Genzyme,” disclosing Sanofi’s initial approach to Genzyme. The article stated:

Sanofi-Aventis has made an informal takeover approach to Genzyme, a person brief on the matter said on Friday, as the French drug maker seeks to bolster its biotechnology offerings.

Genzyme would bring Sanofi an attractive portfolio of drugs that treat rare conditions like Fabry disease. Because of their relative complexity, Genzyme’s products fetch high prices. Cerezyme, a treatment for Gaucher’s disease and one of the company’s main products, has garnered more than $1 billion in annual sales, though it is used to treat fewer than 6,000 patients.

49.           While the initial communication between Sanofi and Genzyme was not publicly disclosed, a combination of those companies makes business sense. Indeed, as would be reported later, analysts believed that a Sanofi-Genzyme merger would result in a strategic advantage because:

Sanofi faces generic competition on the bulk of its best-selling drugs by 2012, at a speed unparalleled among large European pharmaceutical peers. A generic version of its best seller Lovenox received U.S. approval last month. Acquiring Genzyme would give Sanofi a new pipeline of highly profitable treatments for rare diseases.

Half of Sanofi’s new-development portfolio is in biological treatments such as vaccines, but it lacks expertise in Genzyme’s specialist biotech field.

See The Wall Street Journal, “Sanofi’s Genzyme Health Warning,” August 3, 2010.

50.           On July 29, 2010, there were reports that Sanofi’s board had authorized its executives to formally offer up to $70 per share or $18.7 billion for Genzyme. On or around that same date, Sanofi sent a letter to Genzyme’s board outlining a potential takeover. The letter proposed paying $67 to $70 a share. See The New York Times, “Drug Giants Said to Talk of Merger,” August 2, 2010.

51.           On August 3, 2010, according to the Wall Street Journal, Sanofi presented Genzyme with an offer of $69 a share, representing a 31% premium over Genzyme’s average share price in the twenty days leading up to July 22 – the day before reports began to circulate that Sanofi was interested in acquiring Genzyme.

52.           Almost immediately, there were reports that the Genzyme Board did not even consider entering into negotiations or any discussions at all with Sanofi, despite the strategic advantages in a combination of those companies.

53.           On August 11, 2010, without any public release or announcement to the shareholders (but which news would later be publicly reported), Defendants summarily rejected Sanofi’s proposal.

54.           Despite this rejection, Sanofi continued to attempt friendly negotiations with Defendants. Sanofi’s attempts continued for about a month, until late August. Finally, after repeated requests, Defendant Termeer allowed financial advisors from the two companies to meet on August 24, 2010, although that meeting had a “limited scope.” However, the Director Defendants did not engage in any negotiations with Sanofi, or allow Sanofi or its advisors access to any Genzyme materials or facilities. Sanofi requested, but Genzyme rejected, the opportunity to conduct due diligence. As Sanofi CEO, Chris Viehbacher (“Viehbacher”) stated, “the meeting simply served as further confirmation that as throughout you remain unwilling to have constructive discussion.” See The Wall Street Journal, “Sanofi Unveils Genzyrne ‘Bear Hug’”, August 29, 2010.

55.           On August 29, 2010, Viehbacher publicly disclosed Sanofi’s bid. According to an article in The Wall Street Journal, Viehbacher sent the Genzyme Board a “bear hug” letter offering an $18.5 billion all cash bid for Genzyme at $69 per share. Id. In the letter, Viehbacher described Sanofi’s frustrations at Defendant Termeer’s unwillingness to engage in discussions, and Sanofi’s disappointment that the proposal was rejected on August 11 without any substantive discussions. See id. Sanofi expressed the hope that the offer would bring the “resistant” Genzyme Board to the table.

56.           Sanofi made it clear to Defendant Termeer and Genzyme’s Board that Sanofi is “prepared to consider all alternatives to successfully complete this transaction. Id. Viehbacher indicated that Sanofi is open to negotiating on price, saying “we are reasonable people,” and he looked forward to the opportunity to “sit down with the board of directors and have the opportunity to present each other’s views.” Id.

57.           According to Bloomberg, Viehbacher has “left the door open to a higher bid.” See Bloomberg, “Sanofi May Need to Pay $77 a Share for Genzyme,” August 31, 2010. However, Viehbacher’s counterpart at Genzyme, Termeer, has refused to even commence negotiations. In his letter of August 30, 2010, Termeer stated:

On August 11, 2010, Genzyme responsded to your first letter dated July 29, 2010. In our response, we stated that, “without exception, each member of the Genzyme board believes this is not the right time to sell the company, because your opportunistic takeover proposal does not begin to recognize the significant progress underway to rectify our manufacturing challenges or the potential for our new-product pipeline.” Our board met last evening in response to your second letter and unanimously confirmed those views.

* * *

You and your advisors claim you are willing to pay more but that you are unwilling to “bid against yourself.” The Genzyme board is not prepared to engage in merger negotiations with Sanofi based upon an opportunistic proposal with an unrealistic starting price that dramatically undervalues our company.

See Business Wire, “Genzyme Confirms Receipt of Unsolicited Proposal,” August 30, 2010. While Viehbacher has stated that his priority is to sit down with Genzyme’s management and “discuss what the options are,” the Defendants have made this impossible.

58.        In fact, Defendants have not even allowed Sanofi to commence due diligence to determine whether there is more value to Genzyme to justify a higher bid. As analyst Jeff Holford at Jefferies International stated in an August 10, 2010 interview, this due diligence is critical, particularly for biotechnology companies such as Genzyme experiencing manufacturing setbacks, which make those companies “risky” targets and “good examples of why companies should not pay any price to get those assets.” He cited Novartis AG’s 2006 acquisition of Chiron Corp., where manufacturing glitches took years to resolve.

59.        Similarly, Michael Leuchten, senior research analyst and senior scientist at Barclays Capital stated in a research report “[t]he company [Sanofi] needs access to the books, manufacturing plants and correspondence with the FDA to do the appropriate due diligence.” However, as Viehbacher aptly summarized, Sanofi had “essentially encountered a brick wall.” See id.

60.           The Defendants’ “just say no” campaign is designed only, and will have no effect but to, drive Sanofi away. Indeed, Sanofi has already stated that it will not “bid against itself.”

61.           Additionally, Genzyme is not the only game in town. Analysts have reported that Sanofi may consider other targets, including Bausch & Lomb Inc., Allergen, Inc. and Celgene Corp., should a deal with Genzyme fail. Indeed, as reported by Bloomberg on August 25, 2010, in an article entitled “Sanofi Said Unwilling to Raise Genzyme Bid, Weighing Options,” Sanofi has “said it plans to expand in the eye-care business.”

62.           The unreasonableness of Defendants’ actions is further evidenced by the failure of any other bidders to emerge. As Marc Booty, investment manager at Pictet Asset Management Ltd. said in an August 9, 2010 interview with Bloomberg, “[w]ithout a competing bid what’s there to drive the price up?”

63.           If forced to choose between walking away and mounting a hostile takeover attempt, Sanofi would likely walk. As analysts have explained, a hostile takeover bid by Sanofi “wouldn’t allow a full review of manufacturing changes made after a plant contamination caused drug shortages.” See M. Tirrcll and Trista Kelley, “Sanofi Hostile Genzyme Bid Deemed Unlikely,” September 1, 2010, Telegram. Michael Leuchten, an analyst with Barclays Capital in London said, “[a] potential deal is only possible after Sanofi has the opportunity for full due diligence.” Id. Michael Yee, an analyst with RBC Capital Markets, similarly stated: “[a]ny potential bidder would want to see how well Genzyme resolved production glitches.” Id.

64.           With the Genzyme Board freezing Sanofi out of due diligence and not engaging Viehbacher and Sanofi in any negotiations, Sanofi is deprived of the information and opportunity to increase its bid. As reported on August 31, 2010 by Bloomberg, Sanofi “indicated it may raise its $69-a-share cash bid if Genzyme’s management would come to the negotiating table.”

However, Defendants have stubbornly refused to come to the table, thereby unreasonably depriving Genzyme’s shareholders of the opportunity to consider and vote on Sanofi’s offer.

65.           Absent a deal with Sanofi, Genzyme’s share price is sure to plummet. While Genzyme’s share price climbed from $49.86 on July 22, 2010 (just prior to rumors that Sanofi was interested in Genzyme) to $71.50 on August 3, 2010 on continuing disclosures regarding Sanofi’s offer, as the market grew concerned that the deal might not happen, due to Defendants’ intransigence, Genzyme’s stock has fallen, eventually trading down to around $66 a share.

66.           Without another bidder in play and with Sanofi unlikely to go hostile, the shareholders will be the ones left holding the bag. As one analyst noted: “[n]o one wants to be the one holding Genzyme stock when it was down near $50, reaches near $70 and then goes down to $50 again, which would happen if Sanofi walked away.” See Bloomberg Businessweek, “Sanofi, Genzyme in ‘Game of Chicken’ as No Rivals Bid,” August 12, 2010. Citigroup analysts have said that were Sanofi to walk away, “Genzyme’s share would likely fall to between $50 and $55,” which is about where the stock was trading in the month leading up to the first disclosure of Sanofi’s interest. See Bloomberg, “Sanofi May Need to Pay $77 a Share for Genzyme,” August 31, 2010.

67.           In short, there is no reason for Defendants to simply rebuff Sanofi without any counterproposal or offer to engage in negotiations. Defendants’ actions are unreasonable and transparently designed to entrench themselves in their positions and drive Sanofi away. Under these circumstances, Defendants’ actions are in violation of Massachusetts law and constitute a breach of their fiduciary duties.

CLASS ACTION ALLEGATIONS

68.           Plaintiff brings this action pursuant to Rule 23 of the Massachusetts Rules of Civil Procedure on behalf of itself and all other holders of Genzyme common stock (other than Defendants and any persons or entities related to or affiliated with Defendants and/or their successors-in-interest) who have been harmed and/or are threatened with harm as a result of Defendants’ wrongful conduct alleged herein (the “Class”).

69.           This action is properly maintainable as a class action.

70.           The Class is so numerous that joinder of all members is impracticable. As of August 30, 2010, there were 266 million shares of Genzyme common stock outstanding, which were held by individuals and entities too numerous to bring separate actions. At all relevant times, the beneficial holders of Genzyme stock have been geographically dispersed throughout the United States and internationally.

71.           There are questions of law and fact that are common to the Class and that predominate over any issues affecting only individual Class members, including, among others:

(a)        whether Defendants have fulfilled or instead have breached their fiduciary duties of due care, good faith, and loyalty to Plaintiff and the other members of the Class;

(b)        whether Plaintiff and the other members of the Class have been harmed by Defendants’ alleged failure to fulfill their fiduciary duties of due care, good faith, and loyalty; and

(c)        whether Defendants’ refusal not to engage in negotiations with Sanofi or afford the shareholders of Genzyme the opportunity to vote on Sanofi’s offer are reasonable or instead unreasonable responses to any perceived threat.

72.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

73.           The prosecution of separate actions by individual members of the Class would create a risk of (a) inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or (b) adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

74.           Defendants have acted or refused to act on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

75.           A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The expense and burden of individual litigation make it impracticable for Class members individually to seek redress for the wrongful conduct alleged herein. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

COUNT I

(Class Claim For Breach of Fiduciary Duty Against All Defendants)

76.           Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

77.           The Defendants owe Plaintiff and the Class the utmost fiduciary duties of due care and loyalty, including the obligation to act in good faith. The Defendants have failed to fulfill their fiduciary duties by rejecting all offers and approaches by Sanofi and refusing to engage in any negotiations with Sanofi.

78.           Rather than engage in discussions with Sanofi, Defendants, in violation of Massachusetts law and in breach of their fiduciary duties, improperly adopted a “just say no” policy that was an unreasonable and disproportionate response to Sanofi’s proposal and a violation of the fundamental rights of Plaintiff and the Class.

79.           Defendants’ breaches of their fiduciary duties have and are continuing to cause harm to Plaintiff and the Class by, inter alia, foreclosing opportunity to maximize shareholder value through an acquisition by Sanofi and preventing the shareholders from the opportunity to vote on that transaction, thus impacting shareholder franchise.

80.           Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment in favor of itself and the Class and against Defendants, as follows:

(a)           declaring that this action is properly maintainable as a class action;

(b)           declaring that the Defendants have breached their fiduciary duties to Plaintiff and the Class by refusing to negotiate with Sanofi;

(c)           awarding Plaintiff and the Class compensatory damages, together with pre- and post-judgment interest;

(d)           awarding Plaintiff the costs of pursuing this action, including, but not limited to, Plaintiff’s attorneys’ fees and expenses and experts’ fees; and

(e)           awarding such other and further relief as the Court deems just and proper.

By its attorneys,

/s/ Joel Z. Eigerman
Joel Z. Eigerman BBO #152000 60 Reservoir Street Cambridge, MA 02138 (617) 945-1068

GRANT & EISENHOFER, P.A.

	BY:	/s/ John C. Kairis/jze
Jay W. Eisenhofer
John C. Kairis
Cynthia A. Calder
1201 North Market Street, Suite 2100
Wilmington, DE 19801
Telephone: (302) 622-7000
September 2, 2010